UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number)

Mark Dennison

General Counsel and Secretary

Constellation Software Inc.

20 Adelaide Street East, Suite 1200

Toronto, Ontario

Canada, M5C 2T6

(416) 861-2279

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Paul Hilton

David Crandall

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

(303) 899-7300

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205395106

1	Name of Reporting Person N. Harris Computer Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 23,284,207

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,284,207

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,284,207

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 96.0%

14	Type of Reporting Person CO

CUSIP No. 205395106

1	Name of Reporting Person NHCC Merger Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 23,284,207

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,284,207

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,284,207

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 96.0%

14	Type of Reporting Person CO

CUSIP No. 205395106

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on October 10, 2012 (as amended and supplemented from time to time, the “Schedule 13D”) by N. Harris Computer Corporation., a corporation organized under the Business Corporations Act (Ontario) (“Parent”) and NHCC Merger Corp., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (as it may be amended from time to time, the “Offer”) by Merger Sub to purchase all of the outstanding Common Stock, par value $0.001 per shares (the “Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (“CSWI”), together with the associated common share purchase right, and all of the outstanding Preferred Stock, par value $0.001 per share (the “Preferred Stock”) of CSWI, at a purchase price of $1.10 per share (such price, or any higher per share price paid in the Offer, the “Offer Price”), and the subsequent merger (the “Merger”) of Merger Sub with and into CSWI upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 2, 2012 (the “Merger Agreement”), by and among Parent, Merger Sub, CSWI, and solely with respect to Section 9.14 thereof, Constellation Software Inc., a corporation organized under the Business Corporations Act (Ontario) (“Constellation”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended as follows:

Items 4 and 5. Purpose of Transaction; Interest in Securities of the Issuer.

Item 4 and Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Tuesday, November 6, 2012 (the “Expiration Time”). The depositary for the Offer has indicated that, as of the Expiration Time, 5,792,171 shares of Common Stock and 6,590,736 shares of Preferred Stock (excluding, in each case, shares subject to guarantees of delivery) had been validly tendered and not validly withdrawn in the Offer, representing approximately 85.6% and 100% of the outstanding shares of Common Stock and Preferred Stock, respectively.

The number of shares of Common Stock tendered pursuant to the Offer satisfies the Minimum Condition. Merger Sub has accepted for payment all shares that were validly tendered and not validly withdrawn pursuant to the Offer and will promptly make payment to the depositary for such shares.

On November 7, 2012, Constellation and CSWI issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

On November 7, 2012, Merger Sub also exercised its Top-Up Option under the Merger Agreement. Following the issuance of the Top-Up Shares, Merger Sub owned 16,693,471 shares of CSWI’s Common Stock and 6,590,736 shares of CSWI’s Preferred Stock.

Parent completed its acquisition of CSWI through the merger of Merger Sub with and into CSWI, with CSWI continuing as the surviving corporation in the Merger and becoming a direct, wholly-owned subsidiary of Parent, in accordance with the short-form merger provisions of the Delaware General Corporation Law. The Merger became effective (the “Effective Time”) on November 8, 2012 upon the filing by Merger Sub of a certificate of merger with the Secretary of State of the State of Delaware. In the Merger, each share of CSWI’s Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Merger Sub or CSWI, as treasury stock or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, all of

CUSIP No. 205395106

which were cancelled and retired and ceased to exist, and any shares held by stockholders who validly exercise appraisal rights under Delaware law) was canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

In connection with the closing of the Offer, on November 7, 2012, each of the following members of CSWI’s Board of Directors resigned therefrom: Nancy K. Hedrick, Shaya Phillips, Jeffrey A. Bryson and Thomas P. Clinton. Additionally, Anthony H. Sobel resigned on November 8, 2012 upon the Effective Time of the Merger.

Pursuant to the terms of the Merger Agreement, on November 8, 2012, the sole director of Merger Sub immediately prior to the Effective Time, which was Jeff Bender, became the sole director of CSWI following the Merger. Information about Mr. Bender is contained in Schedule II to the Schedule 13D.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to CSWI’s Current Report on Form 8-K filed on October 2, 2012 and is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
99.11.

Joint Press Release issued by Constellation and CSWI, dated November 7, 2012 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Schedule TO filed by Parent and Merger Sub on November 7, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2012	N. HARRIS COMPUTER CORPORATION

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	Chief Executive Officer

NHCC MERGER CORP.

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	President and Chief Executive Officer